Q4 FY15 MANAGEMENT PRESENTATION 21 May 2015 Exhibit 99.4

PAGE
DISCLAIMER
Examples of forward-looking statements include:
2
•
statements about the company’s future performance;
•
projections of the company’s results of operations or financial condition;
•
statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
•
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
•
expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
•
expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
•
expectations concerning dividend payments and share buy-backs;
•
statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•
statements regarding tax liabilities and related audits, reviews and proceedings;
• expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•
expectations concerning indemnification obligations;
•
expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
• statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
• statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
This Management Presentation contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

PAGE
DISCLAIMER (continued)
3
Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and
Exchange Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from the Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,”
“objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

PAGE
AGENDA
• Overview and Operating Review – Louis Gries, CEO
• Financial Review – Matt Marsh, CFO
• Questions and Answers
4
In this Management Presentation, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions and other terms section of this document. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”,
“EBIT margin”, “Operating profit before income taxes” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“Adjusted EBIT”, “Adjusted EBIT margin”, “Adjusted net operating profit”, “Adjusted diluted earnings per share”, “Adjusted operating profit before income taxes”, “Adjusted effective tax rate on earnings”, “Adjusted EBITDA”, and “Adjusted selling, general and administrative expenses”. Unless otherwise stated, results and comparisons are of the fourth quarter and full year of the current fiscal year versus the fourth quarter and full year of the prior fiscal year.

OVERVIEW AND OPERATING REVIEW Louis Gries, CEO

PAGE
• Group net sales increased 9% and 11% for the quarter and full year, respectively, compared to pcp

• Group adjusted net operating profit increased US$12.0 million to US$57.3 million for the quarter and
US$24.2 million to US$221.4 million for the full year, when compared to pcp
1
• Announced dividends of a second half ordinary for US27.0 cents per security and a fiscal year 2015 special dividend of US22.0 cents per security
• Higher volumes and average net sales price across our USA and Europe and Asia Pacific Fiber Cement segments
• Results driven by strong primary demand growth and the continued focus across our plants on operational management and cost management across the Company
•
Our full year USA and Europe Fiber Cement segment EBIT margin came in at 22.4% compared to 21.0% in the pcp, within our target range of 20% to 25%
• Continuing to invest in high-return organic growth by:
• Investing in capacity expansion across our US and Australian businesses
• Investing in primary demand growth programs and organizational capability
KEY THEMES

1   Prior corresponding period(s)

PAGE
GROUP OVERVIEW

1   Dividends declared per share
Q4'15 Q4'14 Change FY15 FY14 Change
Adjusted EBIT (US$ millions) 80.8 57.4 41% 304.0 252.8 20%
Adjusted EBIT Margin % 19.6 15.3 4.3 pts 18.3 16.9 1.4 pts
Adjusted Net Operating Profit (US$ millions) 57.3 45.3 26% 221.4 197.2 12%
Net operating cash flow (US$ million) 179.5 322.8 (44)%
Adjusted Diluted EPS (US cents) 13 10 50 44
Ordinary dividends per share¹ (US cents)
40 21
Three Months and Full Year Ended 31 March

PAGE
USA AND EUROPE FIBER CEMENT 4
th
QUARTER AND FULL YEAR SUMMARY
8
• Higher volume driven by market penetration and modest
market growth
• Higher average net sales price reflects favorable product
mix and execution of our pricing strategies
• Improved plant performance and economies of scale,
partially offset by higher input costs
• Higher volume driven by market penetration and modest
market growth
• Higher average net sales price reflects favorable product
mix and execution of our pricing strategies
• Higher input costs driven by market prices, and costs
incurred with starting up our Fontana plant in FY15
4
th
Quarter Results
Net Sales Up 13% to US$325.1 million
Sales
Volume
Up 9% to 474.1 mmsf
Average
Price
Up 3% to US$670 per msf
EBIT Up 39% to US$79.6 million
EBIT Margin Up 470 bps to 24.5%
Full Year Result
Net Sales Up 13% to US$1,276.5 million
Sales
Volume
Up 9% to 1,849.7 mmsf
Average
Price
Up 4% to US$675 per msf
EBIT Up 21% to US$285.9 million
EBIT Margin Up 140 bps to 22.4%

PAGE
1  Excludes asset impairment charges of US$14.3 million in 4 th
quarter FY12, US$5.8 million in 3
rd
quarter FY13 and US$11.1 million in 4
th
quarter FY13
USA AND EUROPE FIBER CEMENT
9
EBIT Margins remain within our 20% to 25% target range
0
5
10
15
20
25
30
35
0
10
20
30
40
50
60
70
80
90
FY09 FY10 FY11 FY12 FY13 FY14 FY15
Quarterly EBIT and EBIT Margin
1
EBIT EBIT Margin

PAGE
Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau
USA FIBER CEMENT
10
$0
$100
$200
$300
$400
$500
$600
$700
$800
$900
$1,000
$1,100
$1,200
$1,300
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
2,000
2,200
2,400
2,600
2,800
3,000
Top Line Growth
JH Volume
Housing Starts JH Revenue

PAGE
USA AND EUROPE FIBER CEMENT

Executing on pricing strategy … ~4% increase realized in FY15
558
588
597
609
632
648
642
626
652
675
550
590
630
670
710
FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15
Average Net Sales Price

• Favorable conditions in addressable markets
• Higher volume and sales in AUS, NZ, and Philippines
• Higher average net sales price driven by favorable product mix and annual price increases
• Lower production costs driven by economies of scale,
partially offset by higher input costs, driven by the impact of the depreciating Australian dollar on the price of pulp
4 Quarter Results
Net Sales Up 11% to A$109.2 million
Sales Volume Up 7% to 114.0 mmsf
Average Price Up 4% to A$946 per msf
US$ EBIT Up 8% to US$19.9 million
A$ EBIT Up 22% to A$25.2 million
US$ EBIT Margin Up 220 bps to 23.1%
Full Year Result
Net Sales Up 11% to A$434.5 million
Sales Volume Up 9% to 456.2 mmsf
Average Price Up 1% to  A$942 per msf
US$ EBIT Up 8% to US$89.8 million
A$ EBIT Up 15% to A$102.5 million
US$ EBIT Margin Up 100 bps to 23.6%
• Favorable conditions in addressable markets
• Higher volume and sales in AUS, NZ, and Philippines
• Higher average net sales price driven by favorable
product mix and annual price increases
• Production costs were flat when compared to prior year,
driven by higher input costs offset by improved plant
performance and the purchase of our Rosehill site
ASIA PACIFIC FIBER CEMENT 4 QUARTER SUMMARY AND FULL YEAR
1
Excluding New Zealand Weathertightness claims
th
th
1
1
1
1
1
1

PAGE
FY15 KEY GLOBAL CAPEX PROJECTS

PAGE
Project Description
Full Year FY15
Plant City, Florida - 4
th
sheet machine and ancillary facilities US$46.4 million
Cleburne, Texas - 3
rd
sheet machine and ancillary facilities US$24.7 million
Carole Park, Queensland - Capacity expansion project US$36.2 million
Tacoma, Washington - Land and buildings US$28.3 million
Rosehill, New South Wales - Land and buildings US$37.5 million
Total capacity expansion spend US$173.1 million

FINANCIAL REVIEW Matt Marsh, CFO

GROUP RESULTS
• Earnings impacted by:
• Higher sales volumes across all business units
• Higher average sales prices across the USA and Europe and Asia Pacific Fiber Cement segments
• Higher input costs for both the quarter and full year driven by market prices for raw materials
• Improved plant performance throughout the year across our USA and Europe and Asia Pacific Fiber
Cement segments, partially offset by the start up costs for our Fontana California location
• Higher organizational
spend,
primarily due to higher compensation expenses, an increase in discretionary expenses and higher realized losses on foreign currency transactions caused by the strengthening of the US dollar during the quarter and full year
• Net operating cash flow of US$179.5 million for the full year compared to US$322.8 million in the prior year
• US$276.2 million of capital expenditure on key production capacity projects across our business units
• Announced dividends of US$120.3 million for a second half ordinary and US$98.0 million for a FY2015 special dividend
15 PAGE

PAGE
• Higher sales volumes
• Higher average net sales prices in local currencies in both the USA and Europe and Asia Pacific Fiber Cement segments
• Economies of scale through increased volume
• Improved plant performance
• Higher average net sales price in the USA and Europe
• Partially offset  by higher input costs
• Higher compensation and discretionary expenses
• Higher realized losses on foreign currency transactions caused by the strengthening of the US dollar
• Interest expense increased related to our debt position
• Income tax benefit decreased primarily driven by a reduction in the unfavorable asbestos adjustments compared to the prior
corresponding quarter
RESULTS FOR THE 4 QUARTER
16
US$ Millions  Q4 '15 Q4 '14 % Change
Net sales  411.3 376.4 9
Gross profit  152.5 125.5 22
SG&A expenses  (68.8) (61.9) (11)
Research & development expenses  (7.6) (8.0) 5
Asbestos adjustments  (63.5) (322.0) 80
EBIT  12.6 (266.4)
Net interest expense (4.0) (0.4)
Other (expense) income (1.0) 1.2
Income tax benefit 20.1 78.8
Net operating profit 27.7 (186.8)
Three Months Ended 31 March
Summary
Net sales increased 9%, favorably impacted by:
Gross profit margin increased 380 bps impacted by:
SG&A expenses increased primarily due to:
Non-operating expenses:
th

PAGE
1   Includes AICF SG&A expenses and AICF interest income, net
RESULTS FOR THE 4
th
QUARTER (continued)
17
Summary
Asbestos adjustments reflects:
The New Zealand weathertightness benefit reflects:
• Favorable claims settlements
• A higher rate of claim resolution, fewer open claims and a continued reduction in the number of new claims received
Adjusted net operating profit increased 26%, largely due to:
• 41% increase in operating segment adjusted EBIT
• An increase in adjusted income tax expense of US$5.7 million
• Other expense of US$2.2 million and gross interest expense of
US$4.0 million
• A US$111.3 million unfavorable movement in the underlying
actuarial valuation
• Offset by a US$47.8 million favorable exchange rate difference as the AUD/USD exchange rate decreased 7% compared to a 3%
increase in the pcp
US$ Millions  Q4 '15 Q4 '14 % Change
Net operating profit (loss) 27.7 (186.8)
Asbestos:
Asbestos adjustments  63.5 322.0 80
Other asbestos 1
0.2 0.2 -
New Zealand weathertightness claims (0.1) 1.1
Non-recurring stamp duty 4.2 -
Asbestos and other tax adjustments (38.2) (91.2)
Adjusted net operating profit 57.3 45.3 26
Three Months Ended 31 March

PAGE
RESULTS – FULL YEAR

US$ Millions  FY15 FY14 % Change
Net sales  1,656.9 1,493.8 11
Gross profit  578.8 506.4 14
SG&A expenses  (245.5) (224.4) (9)
Research & development expenses  (31.7) (33.1) 4
Asbestos adjustments  33.4 (195.8)
EBIT  335.0 53.1
Net interest expense (7.5) (1.1)
Other (expense) income (4.9) 2.6
Income tax (expense) benefit (31.3) 44.9
Net operating profit  291.3 99.5
Full Year Ended 31 March
Summary
Net sales increased 11%, favorably impacted by:
• Higher sales volumes; and
• Higher average net sales prices in the USA and Europe and
Asia  Pacific Fiber Cement segments
Gross profit margin increased 100 bps impacted by:
• Higher volumes and average net sales prices
• Partially offset by higher input cots
SG&A expenses increased primarily due to:
• Higher compensation and discretionary expenses
• Higher realized losses on foreign currency transactions caused by the strengthening of the US dollar
Non-operating expenses:
• Interest expense increased due to the use of our debt  facilities
• Other expenses reflect the impact of unrealized foreign
exchange and interest rate swap losses
• Income tax expense increased primarily due to a reduction in the unfavorable asbestos adjustments and a non-recurring favorable tax adjustment in the prior period.

PAGE
1    Includes AICF SG&A expenses and AICF interest income, net
RESULTS – FULL YEAR (continued)
19
Summary
Asbestos adjustments reflect:
•
New Zealand weathertightness moved from an expense to a benefit due to:
•
•
Adjusted net operating profit increased 12%, largely due to:
•
•
•
US$ Millions  FY15 FY14 % Change
Net operating profit 291.3 99.5
Asbestos:
Asbestos adjustments (33.4) 195.8
Other asbestos 1
1.1 (0.8)
New Zealand weathertightness claims (4.3) 1.8
Non-recurring stamp duty 4.2 -
Asbestos and other tax adjustments (37.5) (99.1) 62
Adjusted net operating profit 221.4 197.2 12
Full Year Ended 31 March
• A US$144.7 million favorable exchange rate difference as the
AUD/USD exchange rate decreased 17% compared to a 12%
decrease in the pcp.
A US$111.3 million unfavorable movement in the underlying
actuarial valuation
Favorable claims settlements
Higher rate of claim resolution, fewer open claims and a
continued reduction in the number of new claims received
20% increase in operating segment adjusted EBIT
US$14.6 million increase in adjusted tax expense
Other expense of US$7.5 million and gross interest expense of
US$5.8 million

PAGE
GROSS PROFIT - GROUP
20
• Gross profit margins remain strong, expanding above primary demand growth rates
• Price improvements continue as we execute on pricing strategies and reduce pricing inefficiencies
• Production costs are higher as a result of the higher market prices for pulp, gas and silica raw materials, however, as we continue to focus on cost management and operational excellence, plant performance remains on a positive trend line
$101.8
$152.5
31.2%
37.1%
Q4 FY13 Q4 FY14 Q4 FY15
-
20.0
40.0
60.0
80.0
100.0
120.0
140.0
160.0
180.0
28.0
29.0
30.0
31.0
32.0
33.0
34.0
35.0
36.0
37.0
38.0

PAGE
US INPUT COSTS
Discussion:
•
•
•
•
21
•
•
•
•
0
200
600
800
1,000
1,200
0
1
2
3
4
5
6
7
8
9
10
PULP GAS ELECTRIC CEMENT
Quarterly US Input Costs
Input costs have generally trended higher than
the prior year
The price of NBSK pulp reached its peak during
the year, but has trended down slightly during
the fourth quarter
The cost of gas and electric for industrial users
increased above their historical four year
average in the current year
We are engaged in effective sourcing strategies
to reduce the impact of increasing market prices
The information underlying the table above is sourced as follows:
400
Pulp – Cost per ton – from RISI
Gas – Cost per thousand cubic feet for industrial users – from US Energy Information Administration
Electric – Cost per thousand kilowatt hour for industrial users – from US Energy Information Administration
Cement – Relative index from the Bureau of Labor Statistics

1 USA Fiber Cement EBIT excludes asset impairments in Q4 FY13 and Full year 2013
2 Asia Pacific Fiber Cement EBIT excludes New Zealand weathertightness claims
SEGMENT EBIT – 4
th
QUARTER and FULL YEAR
22 PAGE
USA and Europe Fiber Cement EBIT summary:
• Quarter and full year EBIT increased by 39% and 21%,
respectively, when compared to pcp
• The increase for the quarter was driven by favorable volume, price and plant performance; partially offset by higher SG&A
• The increase for the full year was driven by volume and price;
partially offset by higher production costs and SG&A
Asia Pacific Fiber Cement EBIT summary:
• For both the quarter and full year EBIT increased 8% compared to pcp
• EBIT in local currency for the quarter and full year increased
22% and 15%, respectively, compared to pcp
162.5
237.0
285.9
100
150
200
250
300
350
FY13 FY14 FY15
Q4 EBIT
Full Year
50
0
37.8
57.2
79.6
USA and Europe Fiber Cement
1
16.7
18.4
19.9
74.9
82.9
89.8
0
40
60
80
100
FY13 FY14 FY15
Q4 EBIT
Full Year

Asia Pacific Fiber Cement
2

PAGE
1
Excludes Asbestos related expenses and adjustments, ASIC expenses and non-recurring stamp duty
SEGMENT EBIT – 4 QUARTER and FULL YEAR
23
th
R&D summary:
General corporate costs:
(6.9)
(6.4)
(6.3)
(26.0)
(24.4)
(26.0)
(30)
(25)
(20)
(15)
(10)
(5)
0
FY13 FY14 FY15
Research and Development
Q4 EBIT
Full Year
(10.6)
(11.8)
(12.4)
(30.4)
(42.7)
(45.7)
(50)
(40)
(30)
(20)
(10)
0
FY13 FY14 FY15
General Corporate Costs
1
Q4 EBIT
Full Year
• Results for both the quarter and full year results increased due to higher :
• Continued broadly in line with historic trend
• Fluctuations reflect normal variation and timing in number of R&D projects in process in any given period
• Compensation related expenses
• Discretionary expenses
• Foreign exchange losses

PAGE
CHANGES IN AUD vs. USD
• Unfavorable impact from translation of Asia Pacific results
• Favorable impact on corporate costs incurred in Australian dollars
• Favorable impact from translation of asbestos liability balance
24
Earnings
Balance Sheet
N/A
N/A

PAGE
1 Includes Asbestos adjustments, AICF SG&A expenses and AICF interest expense, net
2 Excludes tax effects of Asbestos and other tax adjustments
• 23.7% adjusted effective tax rate (ETR) for the year
• Adjusted income tax expense and adjusted ETR increased
due to a higher proportion of taxable earnings in jurisdiction with higher tax rates
• The difference between adjusted income tax expense and
income tax expense decreased primarily due to lower
asbestos and other tax adjustments
• Income taxes are paid and payable in Ireland, the US,
Canada, New Zealand and the Philippines
• Income taxes are not currently paid or payable in Europe
(excluding Ireland) or Australia due to tax losses. Australian tax losses primarily result from deductions relating to
contributions to AICF
INCOME TAX
25
Q4’15 Q4’14 FY15 FY14
Operating profit (loss) before taxes
7.6 (265.6) 322.6 54.6
Asbestos:
Asbestos adjustments
1
63.7 322.2 (32.3) 195.0
NZ weathertightness claims (0.1) 1.1 (4.3) 1.8
Non-recurring stamp duty 4.2 - 4.2 -
Adjusted net operating profit
before taxes
75.4 57.7 290.2 251.4
Adjusted income tax expense
2
(18.1) (12.4) (68.8) (54.2)
Adjusted effective tax rate
24.0% 23.7% 21.6%
Income tax benefit (expense) 20.1 78.8 (31.3) 44.9
Income taxes paid 35.6 11.6
Income taxes payable 1.8 5.4
Three Months and Full Year Ended 31 March
21.5%

PAGE
1
CASHFLOW
26
• Net income increased US$191.8 million compared
to prior year
• Cash flow from operations includes US$113.0
million contribution to AICF paid in Q2’15
• Higher use of working capital primarily driven by
accounts payable and inventory:
• Interest payable on senior unsecured notes
• Inventory as the result of:
• FY15 Fontana plant commissioning
• Inventory build for the anticipated
demand in FY16
• Capital expenditures include plant capacity
expansions and land and building purchases at
Tacoma and Rosehill facilities
• US$397.5 million gross debt position as of Q4’15
1 Includes Asbestos Adjustments and changes in asbestos-related assets and liabilities
2 Includes capitalized interest and proceeds from sale of property, plant and equipment
(US$ Millions) FY 2015 FY 2014 Change (%)
Net Income 291.3 99.5
Asbestos related
1
(33.0) 194.1
Annual AICF contribution (113.0) -
Depreciation & Amortization 70.9 61.4 15
Working Capital (12.8) 31.3
Other non-cash items (23.9) (63.5) (62)
Cash Flow from Operations 179.5 322.8 (44)
Capital Expenditures
2
(277.9) (114.7)
Acquisition of a business - (4.1)
Free Cash Flow (98.4) 204.0
Dividends Paid (390.1) (199.1) (96)
Net proceeds from long-term debt 389.1 -
Share related activities (3.6) 12.8
Free Cash Flow after Financing Activities  (103.0) 17.7

PAGE
CAPEX

• Continuing to invest in capacity expansion in
the US and Australia
• Construction on brownfield capacity projects
nearing completion:
• Plant City, FL
• Cleburne, TX
• Carole Park, Australia
• Opportunistic land purchases completed at
Tacoma (US) and Rosehill (Australia) sites
• Maintenance and other CAPEX consistent
with historical trend
CAPEX Spend - Full Year FY15
$65.8
$107.3
$103.1
Land and Buildings Capacity Maintenance & Other

PAGE
FINANCIAL MANAGEMENT SUPPORTING GROWTH

1 2
Strong Financial
Management
Disciplined Capital
Allocation
Strong margins and
operating cash flows
Strong governance and
transparency
Investment-grade financial
management
Investing in R&D and capacity
expansion to support organic
growth
Maintain ordinary dividends within
the defined payout ratio
Flexibility for:
•
Accretive and strategic
inorganic opportunities
•
Withstand market cycles
•
Consider further
shareholder returns when
appropriate
3
Liquidity and
Funding
~$590 million of bank
facilities, 64% liquidity as of
Q4’15
2.4 year weighted average
maturity of bank facilities
Completed the sale of US$325
million 8 year 5.875% senior
unsecured notes
Conservative leveraging of
balance sheet within 1-2
times adjusted EBITDA target
Financial management consistent with an investment grade credit.
Ability to withstand market cycles and other unanticipated events.

PAGE
LIQUIDITY PROFILE

• Strong balance sheet position:
• US$67.0 million of cash
• US$590 million of bank debt facilities
• US$325 million 8 year unsecured notes
• 64% liquidity as of Q4’15
• As of Q4’15, we had net debt of US$330.5 million
compared to net cash of US$167.5 million at Q4’14
• In Q4’15 we completed the sale of US$325 million
senior unsecured notes in the U.S. high yield market
• 8 year maturity, interest at 5.875% p.a.
• Net Debt within target range of 1-2 times EBITDA
excluding asbestos
• We remain in compliance with all debt covenants
1
Debt maturities as at Q4’15 were as follows: US$50 million in Q4’16, US$150 million in Q1’17, US$100 million in Q1’18, US$125 million Q3’18, US$40 million in
Q4’19, US$125 million in Q1’20 and US$325 million in Q4’23
2 Callable from February 2018
Liquidity Profile Full Year FY15
Cash US$67.0 million
Total Combined Bank Facilities US$590.0 million
Drawn Bank Facilities US$75.0 million
Undrawn Bank Facilities US$515.0 million
Weighted Average Interest Rate of drawn Bank Facilities 1.4%
Fixed / Floating Interest Ratio 106% fixed
Weighted Average Term (Bank Facilities) 2.4 years
Weighted Average Term (Total Facilities) 6.8 years
$50
$150
$225
$40
$125
$325
FY'16 FY'17 FY'18 FY'19 FY'20 FY'23
Debt Maturity Profile
1
2

PAGE
• For the full year, New Zealand weathertightness moved from an expense of US$1.8 million to a benefit of
US$4.3 million. The benefit was largely due to:
• Favorable claims settlements
• Fewer open claims at the end of the period
• Higher rate of claim resolution
• A continued reduction in the number of new claims received
• At 31 March 2015 and 31 March 2014, the provision for NZ weathertightness, net of anticipated third-party recoveries was US$2.0 million and US$12.7 million, respectively
30
5.0
15.0
20.0
25.0
Q2'13 Q3'13 Q4'13 Q1'14 Q2'14 Q3'14 Q4'14 Q1'15 Q2'15 Q3'15 Q4'15
NZ Weathertightness Provision
10.0
NEW ZEALAND WEATHERTIGHTNESS CLAIMS
-

PAGE
ASBESTOS COMPENSATION
SUMMARY
31
Updated actuarial report completed as at 31 March 2015
Undiscounted and uninflated central estimate increased to US$1.566 billion from US$1.547 billion
Total contributions of US$113.0 million were made to AICF during FY2015 from our FY2014 free cash flow
From the time AICF was established in February 2007, we have contributed A$718.1 million to the fund
We anticipate we will make a further contribution of approximately US$62.8 million to AICF on 1 July 2015.
This amounts represents 35% of our free cash flow for financial year 2015, as defined by the AFFA

PAGE
FUNDING ARRANGEMENTS

FY15 FY14
Central Estimate – Undiscounted and Uninflated
1,565.9 1,546.6
Provision for claims handling costs of AICF
33.7 35.2
Other US GAAP adjustments
28.3 23.3
Net assets of AICF
(11.1) (15.4)
Contributions for asbestos research and education
2.1 1.8
Effect of tax
(555.8) (529.5)
Net post-tax unfunded liability in A$
1,063.1 1,062.0
Exchange rate US$ per A$1.00
0.7636 0.9220
Net post-tax unfunded liability in US$ millions
811.7 979.2
A$ millions (except where stated)
Change in estimate – NPV is now A$2,143 million.
Increased from A$1,870 million at 31 March 2014
The A$273 million increase reflects A$205 million
increase due to lower discount rates and A$68
million arising from actuarial valuation assumption
changes
Claims reporting for mesothelioma – 11% higher
than previous year, 11% higher than actuarial
estimates.  Other disease types in line with
actuarial expectations in aggregate
Average claim settlement sizes are lower than
actuarial estimates across all disease types
Large mesothelioma claims are lower in number
and average claim size than actuarial estimates

PAGE
UPDATED ACTUARIAL ESTIMATE

1,536
1,685
1,568
1,517
1,555
1,355
1,426
1,782
1,537
1,478
1,580
1,694
1,870
2,143
3,586
3,604
3,131
3,079
3,169
2,811
3,027
3,124
2,906
2,661
2,525 2,513
2,805 2,743
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
30 Jun
2004
31 Mar
2005
30 June
2005
31 Mar
2006
30 Sept
2006
31 Mar
2007
31 Mar
2008
31 Mar
2009
31 Mar
2010
31 Mar
2011
31 Mar
2012
31 Mar
2013
31 Mar
2014
31 Mar
2015
Sensitivity Range (net, undiscounted) Discounted central estimate (net) Undiscounted central estimate (net)

ASBESTOS FUND – PRO FORMA

Claims Data
For the quarter and full year ended 31 March 2015,
we note the following related to asbestos claims:
• Claims received during the full year were 9%
above actuarial estimates and the prior period
corresponding period
• The higher reported mesothelioma claims
experience noted during FY’14 has continued for
the current full year
• Average claim settlement is flat for the full year,
compared to the prior corresponding period
• Actual dollars paid in compensation was 4%
above the full year actuarial estimate
1       Average claim settlement is derived as the total amount paid divided by the number of non-nil claim
2       This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience.
FY15 FY14 % Change
Claims received
665 608 (9)
Actuarial estimate for the period
610 540 (13)
Difference in claims received to actuarial
estimate
(55) (68) 19
Average claim settlement
1
(A$)
254,000 253,000
Actuarial estimate for the period
2
(A$)
289,000 262,000 (10)
Difference in claims paid to actuarial estimate
35,000 9,000
Full Year Ended 31 March
PAGE

PAGE
US & Europe Fiber Cement
• Fiscal year 2016 addressable markets broadly in line with fiscal year 2015 growth rates, with some improvement in the US new construction compared to fiscal year 2015
1
• McGraw Hill Construction US Residential Starts forecasted to be between 1.1 million and 1.2 million
2
• Repair and Remodel Market continues to grow between 3% and 4% compared to prior corresponding period
• Input costs expected to be broadly flat in fiscal year 2016, though commodity prices remain highly variable
• Average sales price expected to rise between 2% and 3%, subject to changes in product mix
• Segment EBIT margins within target range of 20% to 25%
Asia Pacific Fiber Cement
• Asia Pacific businesses will continue to deliver improved results in line with growth in the local housing and alterations and additions markets of the regions in which we operate
Balance Sheet
• Conservative leveraging of balance sheet. Gearing to be within 1-2 times adjusted EBITDA, with corresponding interest expense
FY2016 KEY PLANNING ASSUMPTIONS

1 Addressable starts reflect multi-family low and single family homes. It excludes multi-family high.
2 FY15 new construction starts were 1.0 million.

PAGE
• Group net sales increased 9% and 11% for the quarter and full year respectively, when compared to the prior corresponding periods
• Group adjusted net operating profit increased 26% for the quarter and 12% for the full year when compared to the prior corresponding periods
• Results driven by strong primary demand growth and the continued focus across our plants on operational management and cost management across the Company
• Strong financial management and disciplined capital allocation driven by:
• Investing in high return organic growth including organizational capability
• Investing in our manufacturing network and capacity expansion across our US and
Australian businesses
• Declared a second half ordinary and a FY2015 special dividend
SUMMARY

QUESTIONS

APPENDIX

PAGE
FINANCIAL SUMMARY
1 Asia Pacific Fiber Cement EBIT excludes New Zealand weathertightness claims benefit of US$0.1 million and US$1.1 million in expense in Q4 ‘15 and Q4’14, respectively and US$4.3 million benefit and US$1.8 million in expense, in FY15 and FY14, respectively
2    Excludes Asbestos related expenses and adjustments and non-recurring stamp duty
39
US$ Millions Q4 '15 Q4 '14 % Change FY15 FY14 % Change
Net Sales
USA and Europe Fiber Cement 325.1 $        288.2 $       13 1,276.5 $     1,127.6 $  13
Asia Pacific Fiber Cement 86.2 88.2 (2) 380.4 366.2 4
Total Net Sales 411.3 $        376.4 $       9 1,656.9 $     1,493.8 $  11
EBIT - US$ Millions
USA and Europe Fiber Cement 79.6 $          57.2 $         39 285.9 $        237.0 $     21
Asia Pacific Fiber Cement
1
19.9 18.4 8 89.8 82.9 8
Research & Development (6.3) (6.4) 2 (26.0) (24.4) (7)
General Corporate
2
(12.4) (11.8) (5) (45.7) (42.7) (7)
Adjusted EBIT 80.8 $          57.4 $         41 304.0 $        252.8 $     20
Net interest expense excluding AICF interest income (4.4) (0.9) (8.9) (4.0)
Other (expense) income (1.0) 1.2 (4.9) 2.6
Adjusted income tax expense (18.1) (12.4) (46) (68.8) (54.2) (27)
Adjusted net operating profit 57.3 $          45.3 $         26 221.4 $        197.2 $     12
Three Months and Full Year Ended 31 March

PAGE
1
Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, New Zealand weathertightness claims, tax adjustments and non-recurring stamp duty
2
Excludes asbestos adjustments, AICF SG&A expenses, New Zealand weathertightness claims and non-recurring stamp duty
KEY RATIOS
40
2015 2014 2013
EPS (Diluted)
1
(US Cents) 50c 44c 32c
Dividend Paid per share
88c 45c 43c
Return on Shareholders’ Funds
1
14.6% 48.1% 34.9%
Return on Capital Employed
2
28.6% 23.8% 17.2%
EBIT/ Sales (Adjusted EBIT margin)
2
18.3% 16.9% 13.7%
Gearing Ratio
1
20.5% (19.4%) (12.9%)
Net Interest Expense Cover
2
34.2x 63.2x 39.3x
Net Interest Paid Cover
2
66.1x - -
Net Debt Payback
1.0x - -
Full Year Ended 31 March

PAGE
EBITDA – FULL YEAR

1 Asia Pacific Fibre Cement EBIT excludes New Zealand weathertightness benefit of US$4.3 million in fiscal year 2015 and expense of US$1.8 million in fiscal year 2014.
2 EBITDA excluding Asbestos Adjustments, New Zealand weathertightness and non-recurring stamp duty
US$ Millions FY15 FY14 % Change
EBIT
USA and Europe Fiber Cement $            285.9 $             237.0 21
Asia Pacific Fiber Cement
1
89.8 82.9 8
Research & Development (26.0) (24.4) (7)
General Corporate excluding asbestos and non-recurring stamp duty (45.7) (42.7) (7)
Depreciation and Amortisation
USA and Europe Fiber Cement 60.9 53.1 15
Asia Pacific Fiber Cement 10.0 8.3 20
EBITDA
2
374.9 314.2
19
Asbestos adjustments 33.4 (195.8)
AICF SG&A expenses (2.5) (2.1) (19)
New Zealand weathertightness claims 4.3 (1.8)
Non-recurring stamp duty (4.2) -
Total EBITDA $             405.9 $             114.5
Full Year Ended 31 March

PAGE
NET INTEREST EXPENSE

US$ Millions Q4 FY15 Q4 FY14 FY15 FY14
Gross interest expense (4.9) (0.9) (9.7) (3.9)
Capitalized interest 1.1 - 1.7 -
Interest income - 0.1 0.4 0.5
Realized loss on interest rate swaps (0.6) (0.1) (1.3) (0.6)
Net interest expense excluding AICF interest
income
(4.4) (0.9) (8.9) (4.0)
AICF net interest income  0.4 0.5 1.4 2.9
Net interest expense (4.0) (0.4) (7.5) (1.1)
Three Months and Full Year Ended 31 March

PAGE
ASBESTOS CASH MOVEMENTS FOR FULL YEAR ENDED 31 MARCH

A$ millions
AICF cash and investments - 31 March 2014 65.5
Contribution to AFFA by James Hardie 119.9
Insurance recoveries 33.2
Loan Drawdowns 17.7
Loan Repayments (51.0)
Interest income, net 1.6
Claims paid (154.3)
Operating costs (4.7)
Other 1.0
AICF cash and investments - 31 March 2015 28.9

PAGE
DEFINITIONS AND OTHER TERMS
This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Consolidated Financial Statements
Definitions
Non-financial Terms
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd
NBSK – Northern Bleached Soft Kraft; the company's benchmark grade of pulp
Legacy New Zealand weathertightness claims (“New Zealand weathertightness claims”) – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors

PAGE
DEFINITIONS AND OTHER TERMS
Financial Measures – US GAAP equivalents
This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because the company prepares its Consolidated Financial Statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to
the equivalent US GAAP financial statement line item description used in the company’s Condensed Consolidated Financial Statements:
45
Management's Discussion and Analysis of Results
and Media Release
Consolidated Statements of Operations and Other
Comprehensive Income (Loss) (US GAAP)
Net sales Net sales
Cost of goods sold Cost of goods sold
Gross profit Gross profit
Selling, general and administrative expenses Selling, general and administrative expenses
Research and development expenses Research and development expenses
Asbestos adjustments Asbestos adjustments
EBIT* Operating income (loss)
Net interest income (expense)* Sum of interest expense and interest income
Other income (expense) Other income (expense)
Operating profit (loss) before income taxes* Income (loss) before income taxes
Income tax (expense) benefit Income tax (expense) benefit
Net operating  profit (loss)* Net income (loss)
*- Represents non-US GAAP descriptions used by Australian companies

PAGE
DEFINITIONS AND OTHER TERMS
EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales
Sales Volumes
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity
Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees)
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised
Net debt payback – Net debt (cash) divided by cash flow from operations
Net debt (cash) – Short-term and long-term debt less cash and cash equivalents
Return on capital employed – EBIT divided by gross capital employed

PAGE
Adjusted EBIT and Adjusted EBIT margin – Adjusted EBIT and Adjusted EBIT margin are not measures of financial performance under
US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations.
Management uses these non-US GAAP measures for the same
purposes.
NON-US GAAP FINANCIAL MEASURES
47
US$ Millions
Q4 FY15 Q4 FY14 FY15 FY14
EBIT 12.6 $              (266.4) $           335.0 $         53.1 $
Asbestos:
Asbestos adjustments 63.5 322.0 (33.4) 195.8
AICF SG&A expenses 0.6 0.7 2.5 2.1
New Zealand weathertightness claims (0.1) 1.1 (4.3) 1.8
Non-recurring stamp duty 4.2 - 4.2 -
Adjusted EBIT 80.8 57.4 304.0 252.8
Net sales 411.3 $            376.4 $            1,656.9 $      1,493.8 $
Adjusted EBIT margin
19.6% 15.3% 18.3% 16.9%
Three Months and Full Year Ended 31 March

PAGE
Adjusted net operating profit – Adjusted net operating profit is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net operating profit. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.
Management uses this non-US GAAP measure for the same purposes.
NON-US GAAP FINANCIAL MEASURES
48
US$ Millions
Q4 FY15 Q4 FY14 FY15 FY14
Net operating profit 27.7 $              (186.8) $           291.3 $          99.5 $
Asbestos:
Asbestos adjustments 63.5 322.0 (33.4) 195.8
AICF SG&A expenses 0.6 0.7 2.5 2.1
AICF interest income, net (0.4) (0.5) (1.4) (2.9)
New Zealand weathertightness claims (0.1) 1.1 (4.3) 1.8
Non-recurring stamp duty 4.2 - 4.2 -
Asbestos and other tax adjustments (38.2) (91.2) (37.5) (99.1)
Adjusted net operating profit
57.3 $              45.3 $              221.4 $          197.2 $
Three Months and Full Year Ended 31 March

PAGE
Adjusted diluted earnings per share – Adjusted diluted earnings per share is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
49
NON-US GAAP FINANCIAL MEASURES
Q4 FY15 Q4 FY14 FY15 FY14
Adjusted net operating profit (US$ millions) 57.3 $              45.3 $              221.4 $            197.2 $
Weighted average common shares outstanding -
Diluted (millions)
446.4 445.8 446.4 444.6
Adjusted diluted earnings per share (US cents)
13 10 50 44
Three Months and Full Year Ended 31 March

PAGE
Adjusted effective tax rate on earnings – Adjusted effective tax rate on earnings is not a measure of financial performance under US
GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.
50
NON-US GAAP FINANCIAL MEASURES
US$ Millions
Q4 FY15 Q4 FY14 FY15 FY14
Operating profit before income taxes 7.6 $                 (265.6) $           322.6 $            54.6 $
Asbestos:
Asbestos adjustments 63.5 322.0 (33.4) 195.8
AICF SG&A expenses 0.6 0.7 2.5 2.1
AICF interest expense, net (0.4) (0.5) (1.4) (2.9)
New Zealand weathertightness claims (0.1) 1.1 (4.3) 1.8
Non-recurring stamp duty 4.2 - 4.2 -
Adjusted operating profit before income taxes 75.4 $              57.7 $              290.2 $            251.4 $
Income tax benefit (expense) 20.1 $              78.8 $              (31.3) $             44.9 $
Asbestos-related and other tax adjustments (38.2) (91.2) (37.5) (99.1)
Adjusted income tax (expense) (18.1) $             (12.4) $             (68.8) $             (54.2) $
Effective tax rate   (264.5%) 29.7% 9.7% (82.2%)
Adjusted effective tax rate 24.0% 21.5% 23.7% 21.6%
Three Months and Full Year Ended March

PAGE
Adjusted EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate Adjusted EBITDA in the same manner as James Hardie has and, accordingly, Adjusted EBITDA may not be comparable with other companies. Management has included information concerning Adjusted EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements
NON-US GAAP FINANCIAL MEASURES
51
US$ Millions
Q4 FY15 Q4 FY14 FY15 FY14
EBIT 12.6 $              (266.4) $           335.0 $          53.1 $
Depreciation and amortization 18.9 15.2 70.9 61.4
Adjusted EBITDA 31.5 $              (251.2) $           405.9 $          114.5 $
Three Months and Full Year Ended 31 March

PAGE
Adjusted selling, general and administrative expenses – Adjusted selling, general and administrative expenses is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than selling, general and administrative expenses. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.
NON-US GAAP FINANCIAL MEASURES
52
US$ Millions
Q4 FY15 Q4 FY14 FY15 FY14
Selling, general and administrative expenses 68.8 $              61.9 $              245.5 $          224.4 $
Excluding:
New Zealand weathertightness claims benefit (expense) 0.1 (1.1) 4.3 (1.8)
AICF SG&A expenses (0.6) (0.7) (2.5) (2.1)
Non-recurring stamp duty (4.2) - (4.2) -
Adjusted selling, general and administrative expenses  64.1 $              60.1 $              243.1 $          220.5 $
Net Sales 411.3 $            376.4 $            1,656.9 $       1,493.8 $
Selling, general and administrative expenses as a percentage of net sales
16.7% 16.4% 14.8% 15.0%
Adjusted selling, general and administrative expenses
as a percentage of net sales
15.6% 16.0% 14.7% 14.8%
Three Months and Full Year Ended 31 March

Q4 FY15 MANAGEMENT PRESENTATION 21 May 2015